

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2018

Mail Stop 4720

<u>Via Email</u>
Craig L. Foster
Chief Financial Officer
Financial Engines, Inc.
1050 Enterprise Way, 3rd Floor
Sunnyvale, California 94089

> **Re: Financial Engines, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 22, 2018**
> **File No. 001-34636**

Dear Mr. Foster:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services